Exhibit 99.1

Press Release
30 May 2017
07:00 am CEST

Celyad obtains additional US patent

for cancer treatment

based on TCR-deficient allogeneic CAR-T cells

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies, today announced the issuance of United States Patent No. 9,663,763 relating to Celyad’s method of treating cancer by administering allogeneic primary human T cells that are engineered to be T-Cell Receptor (TCR)-deficient and to express a chimeric antigen receptor (CAR).

US Patent 9,663,763 was examined under the Cancer Immunotherapy Pilot Program, also known as the “Patents 4 Patients” initiative, and is the third patent in Celyad’s allogeneic intellectual property portfolio awarded by the United States Patent and Trademark Office (USPTO). This new patent claims specifically methods of treating cancer patients with allogeneic TCR-deficient CAR-T immunotherapies. Earlier patents were related to the allogeneic TCR-deficient CAR-T cells per se, and to methods of producing them. The combination of these granted patents strengthens Celyad’s position and further confirms its leadership in engineered cell therapy, and in the allogeneic CAR-T space.

Allogeneic technology has the potential to broaden the therapeutic applications of CAR T-Cell immunotherapies as it does not depend on cells derived from the patient. TCR-deficient CAR-T cells are aimed at avoiding or greatly reducing adverse immune reactions (such as a graft- versus-host-disease (GVHD) response) which would greatly benefit patients.

Dr. Christian Homsy, CEO of Celyad: “We are pleased to have obtained this new patent. The combination of this patent with the earlier granted US Patents consolidates our strong IP position in the CAR-T field and strengthens our IP portfolio covering key elements in the allogeneic TCR-deficient CAR-T cells production value chain.”

Dr. Georges Rawadi, VP Business Development & IP at Celyad: “Allogeneic CAR-T cells are of increasing interest to many Pharma and BioPharma companies involved in cell-based cancer immunotherapies. We are looking to maximize the significant value of our allogeneic CAR-T assets through strategic collaborations and partnerships such as the ones we have established with ONO Pharma and Novartis.”

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Press Release
30 May 2017
07:00 am CEST

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized cellbased therapies. The Company utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, the CAR-T NKR-2, has been evaluated in a single dose - escalation Phase I clinical trial to assess the safety and feasibility of CAR-T NKR-2 cells in patients suffering from AML or MM. This Phase I study was successfully completed in September 2016. Celyad was founded in 2007 and is based in Mont-Saint Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner and Chris Welsh - T: +44 (0)20 3709 5700 - celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer and Sabine Leclercq - T.: +32 (0)2 290 90 90 - celyad@comfi.be

For the U.S.: Stern Investor Relations

Will O’Connor and Michael Schaffzin - T.: +1 212.362.1200 - celyad@sternir.com

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Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward looking statements, including statements about the potential safety and feasibility of CAR-T NKR-2 cell therapy, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase I clinical trial for CAR-T NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F filed with the SEC on April 8, 2016 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.